Namib Minerals

71 Fort Street, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

July 18, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)

Registration Statement on Form F-1, Filed June 26, 2025

SEC File No. 333-288328

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (the “Registration Statement”), as amended on July 14, 2025 by Amendment No. 1, SEC File No. 333-288328 filed by Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Registrant”), with the U.S. Securities and Exchange Commission.

The Registrant hereby requests that the effective date of the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on July 22, 2025, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please contact our counsel, Barbara A. Jones of Greenberg Traurig, LLP, at (310) 586-7773 to orally confirm that event or if you otherwise have any questions or require additional information regarding this matter.

Very truly yours,

Namib Minerals

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

cc:

Tulani Sikwila, Chief Financial Officer, Namib Minerals

Siphesihle Mchunu, General Counsel, Namib Minerals

Alan Annex, Greenberg Traurig, LLP

Adam Namoury, Greenberg Traurig, LLP

Barbara A. Jones, Greenberg Traurig, LLP